

05040491

ATES
NGE COMMISSION
C. 20549

VF 3-25-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2005 179 SECTION WASH., D.C.

SEC FILE NUMBER
8- 15648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco USA, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 31st Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Martini (212) 908-9579
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco USA, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Geraldine T. Hunt
Notary Public, State of New York
Registration #01HU5085589
Qualified in Richmond County
My Commission Expires Sept. 29, 2005

Signature

Chief Financial Officer
Title

Geraldine T. Hunt
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Consolidated Statement of Financial Condition.
- [x] (c) Consolidated Statement of Operations.
- [x] (d) Consolidated Statement of Cash Flows.
- [x] (e) Consolidated Statement of Changes in Member's Equity.
- [x] (f) Consolidated Statement of Changes in Subordinated Borrowings.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBECO USA, L.L.C. and its SUBSIDIARIES


RECD S.E.C.
MAR 0 2 2005
1086

Consolidated Statement
of
Financial Condition
December 31, 2004

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Robeco USA, L.L.C

We have audited the accompanying consolidated statement of financial condition of Robeco USA, L.L.C. and its subsidiaries (the "Firm") as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Firm at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 1, 2005

ROBECO USA, L.L.C. and its SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

DECEMBER 31, 2004

(in thousands)

ASSETS:	
Cash and cash equivalents	$144,426
Cash segregated under Federal regulations	18,000
Receivable from brokers, dealers and clearing organizations	525,906
Secured demand note receivable collateralized by U.S. Government securities	50,000
Investment advisory fees receivable	9,023
Receivable from customers	49
Investments in partnerships, at fair value	398
Securities owned, at market value	884,979
Intangible assets, net of amortization	1,200
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,792	390
Other assets	20,336
Total assets	$1,654,707
LIABILITIES and MEMBER'S EQUITY:	
Securities sold, but not yet purchased	$476,525
Partners' withdrawals payable	145,045
Payable to customers	6,018
Other liabilities and accrued expenses	54,596
	682,184
Subordinated borrowings	50,000
Minority interest in consolidated partnerships	879,126
Member's equity	43,397
Total liabilities and member's equity	$1,654,707

The accompanying notes are an integral part of this consolidated statement of financial condition

1. Organization and Accounting Policies

Robeco USA, L.L.C., a Delaware limited liability company, is a registered investment adviser and broker-dealer under the Securities Exchange Act of 1934. The consolidated statement of financial condition includes the accounts of Robeco USA, L.L.C. and its subsidiaries (collectively "the Firm"). The Firm is wholly owned by the Robeco Groep N.V. ("Robeco") through a wholly owned subsidiary, Robeco USA, Inc. ("RUSA"). Robeco is wholly owned by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Robobank Nederland ("Rabobank"). Robeco and Rabobank are engaged in the financial services industry.

The following is a summary of significant accounting policies followed by the Firm in the preparation of its consolidated statement of financial condition.

The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Robeco USA, L.L.C., as the general partner in several hedge fund and private equity investment partnerships, has consolidated these entities into its consolidated statement of financial condition. Robeco USA, L.L.C. is deemed to have control over these investment partnerships and this consolidation has been performed in accordance with the equity method.

The Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Cash and cash equivalents are held by mainly two financial institutions.

Transactions in securities owned, securities sold but not yet purchased and investments in partnerships are recorded on a trade date basis.

1. **Organization and Accounting Policies, continued**

Securities owned consist principally of corporate equity securities (see Note 5) and are valued at market value. Market value is generally based on published market prices or other relevant factors including dealer price quotations and valuation pricing models that take into account time value and volatility factors underlying the securities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Firm's investment activities include the purchase and sale of securities traded on non-U.S. stock exchanges. At December 31, 2004 the Firm holds non-U.S. investments and non-U.S. securities sold, but not yet purchased. Future economic and political developments in these regions could adversely affect the liquidity or value, or both, of such securities.

Income taxes are provided for under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." As a single member LLC, the Firm recognizes current and deferred tax consequences for all transactions recognized in the consolidated statement of financial condition, calculated based upon the provision of enacted allowances, which are established for deferred tax assets when it is more likely than not that they will not be realized.

Furniture, equipment and software are depreciated using the straight-line method over periods ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2004, the fair value of all assets and liabilities, other than those marked to market, recognized in the consolidated statement of financial condition, in the aggregate, approximates the carrying value as they are either short term in nature or bear interest at current market rates.

1. Organization and Accounting Policies, continued

During 2002, the Firm sold its correspondent clearing business resulting in the transfer of the related assets and liabilities. At December 31, 2004, a receivable of approximately $1.25 million related to this transaction is included in other assets on the consolidated statement of financial condition.

The Firm applies the provisions of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". Under the standard, goodwill and intangible assets with an indefinite useful life are not amortized but tested for impairment annually or when an event occurs or circumstances change that signify the existence of the impairment. The Firm has no indefinite lived intangible assets. Other intangible assets are amortized over their useful lives.

2. Investments in Partnerships

Investments in partnerships are valued at fair value and represent the Firm's proportionate share of the net assets of each partnership (including its general partner performance allocation), adjusted where applicable for market liquidity, restrictions on resale and other considerations. These partnerships provide capital for venture investments.

The portfolios of the investment partnerships include marketable securities, which are valued at publicly quoted prices, subject to discount for various restrictions, and non-marketable securities, which are valued at fair values, for which there is no publicly quoted market price or that cannot be publicly offered or sold unless registration has been effected.

Non-marketable investments made by the investment partnerships, by their nature, are generally considered to be long-term and are not intended to be liquidated on a short-term basis. These securities are valued at fair value by the general partners of the investment partnerships, which is based on initial cost adjusted upward or downward after consideration of operating results, financial condition, recent sales prices of issuers' other securities, and other pertinent information about the individual companies comprising these investments. Accordingly, valuations by the general partners may differ from the amounts which presently could or ultimately might be realized from sales or other dispositions of these investments. Such differences could be material. The Firm's proportionate share of non-marketable securities held in the investment partnerships aggregated to approximately $1,476,000 at December 31, 2004.

3. Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations include fails to deliver of $2,790,000, clearing organization deposits of $2,099,000 and receivables from brokers and dealers on unsettled proprietary sale transactions of $3,702,000.

All securities transactions of the consolidated subsidiaries are cleared by a major securities firm pursuant to a customer agreement. At December 31, 2004, substantially all of the investments in securities owned and securities sold, but not yet purchased are positions held by, and amounts due from this broker. In the event the broker is unable to fulfill its obligations, the consolidated subsidiaries would be subject to credit risk.

4. Receivable from and Payable to Customers

Amounts receivable from and payable to customers consist of residual cash balances arising from the exit of the self-clearing business. Upon receipt of delivery instructions from these remaining customers, The Firm will remit these balances to a new custodian as identified by the customer.

5. Securities Owned and Securities Sold, but not yet Purchased

As of December 31, 2004 securities owned consist of the following securities;

Corporate Equity Securities	$709,015,000
Corporate Debt Securities	81,931,000
U.S. Government Obligations	11,299,000
Other	82,734,000
	$884,979,000

As of December 31, 2004 securities sold, but not yet purchased consist of the following securities;

Corporate Equity Securities	$339,223,000
Corporate Debt Securities	42,236,000
U.S. Government Obligations	15,220,000
Other	79,846,000
	$476,525,000

Securities sold, but not yet purchased, represent obligations of the Firm to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Firm's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

6. Intangible Assets

On January 3, 2003 the Firm acquired Ericott Group LLC ("Ericott"), a New York based investment management firm specializing in event-driven arbitrage. The Firm paid and recognized $2,000,000 in intangible assets for the acquisition, which is being amortized over a five year period on a straight-line basis. No goodwill was recognized. Further payments totaling $2,000,000 will be paid over the period 2005 through 2006. The Firm has recognized this amount as a contractual intangible asset in the consolidated statement of financial condition.

7. Discontinued Operations

In 2003, the Firm announced plans to exit the securities lending and self-clearing businesses during 2004. In November 2004, the Firm also announced plans to exit the private client management business. As of December 31, 2004 the Firm has settled all of its securities lending liabilities and the majority of its securities lending assets. The Firm has also transferred out the majority of its self-clearing assets and liabilities. The Firm estimates that any remaining assets and liabilities related to these exit activities will be delivered or settled by March 2005.

During 2004 the Firm accrued $317,000 in severance payments relating to discontinued activities described above, pursuing to an existing benefit arrangement.

The securities lending, self-clearing and private client management businesses qualify as a "component of an entity" under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The carrying amounts of the operations of this business are approximated below:

Receivable from brokers, dealers and clearing organizations	$ 8,500
Advisory fees receivable	$666,000

8. Subordinated Borrowings

The Firm's subordinated liabilities at December 31, 2004 consist of a secured demand note in the amount of $50,000,000 which is a non-interest bearing collateralized note payable to Robeco on June 30, 2006. The firm intends to prepay this note in the first quarter of 2005, in connection with the succession by amendment of its broker-dealer registration to Robeco Securities, L.L.C.

The subordinated note is covered by an agreement approved by The New York Stock Exchange, Inc. and National Futures Association, and is available in computing regulatory net capital. To the extent such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

9. Commitments and Contingencies

Aggregate annual rentals for office space and equipment under operating leases with remaining noncancellable terms in excess of one year at December 31, 2004 are approximately: (in thousands)

2005	$631,000
2006	174,000
2007	115,000
2008	-
	$920,000

The Firm is a partner in various investment partnerships (see Note 2) and is committed to contribute an additional $569,000 to these partnerships at such times and in such amounts as determined by the managing general partner of these investment partnerships.

In connection with the Firm's participation in the investment partnerships, the Firm may be liable to return amounts previously earned and received, based upon certain criteria as detailed in the respective partnership agreements. At December 31, 2004 the fair value of this liability was $21,293,000 which is included in other liabilities and accrued expenses. The additional unrecognized exposure at December 31, 2004 was approximately $5.5 million.

9. **Commitments and Contingencies, continued**

In the ordinary course of business, the Firm is involved in various legal matters. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, based upon consultation with legal counsel, the disposition of all such legal matters will not have a material adverse effect on the financial position or results of operations of the Firm.

The Firm has entered into guaranteed compensation arrangements with certain employees. The aggregate amount of these commitments is $1,373,000 to be paid in 2005.

The Firm applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Firm provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Firm's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Firm to be required to make payments under such guarantees is deemed remote.

In the normal course of business the Firm enters into contracts, including contracts whereby the Firm is the general partner in various investment partnerships, that contain a variety of representations and warranties and which provide general indemnifications. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. However, based on experience, the Firm expects the risk of loss to be remote.

In February, 2004, the Firm initiated an investigation conducted by independent counsel focusing on the directed brokerage activities of certain hedge funds for which the Firm is the general partner, and the fees charged for managing cash balances relating to some of the Firm's investment partnerships. At December 31, 2004, approximately $581,000 of excise tax owed as a result of this investigation is included in payable to customers in the consolidated statement of financial condition.

10. **Employee Benefit Plans**

The Robeco U.S.A. Retirement Savings Plan (401K) is a defined contribution plan established in accordance with Section 401(k) of the Internal Revenue Code. All full-time employees of the Firm are eligible to contribute from 2% to 20% of their annual earnings (as defined) or a maximum of $13,000 ($16,000 if over 50 years of age) to the 401(k) Plan on a tax deferred basis. Eligible employees must be 21 years of age and employed by the Firm prior to the first day of each quarter (enrollment date). In addition, the Firm may contribute to the Plan on a voluntary basis.

11. **Net Capital Requirement**

As a registered broker-dealer, the Firm is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies minimum net capital requirements for its registrants. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Firm has elected to compute its regulatory net capital in accordance with the "Alternative Standard" of that rule, which requires the Firm to maintain minimum net capital of the greater of 2% of aggregate debits, as defined, or $1,500,000. At December 31, 2004, the Firm had regulatory net capital, as defined, of $45,014,000, which exceeded the amount required by $43,514,000.

12. **Income Tax**

Deferred tax assets are represented by temporary differences for unrealized losses on investments of $4,079,000, depreciation and interest timing differences of $738,000, deferred compensation arrangements of $1,382,000 and the amortization of intangible assets of $192,000. The deferred tax assets have been reduced by a valuation allowance of $6,391,000 because, in the opinion of management, it is more likely than not that the deferred tax assets will not be realized.

13. **Related Party Information**

The Firm is an investment adviser for three mutual funds (the "Funds") registered under the Investment Company Act of 1940. Employees of the Firm serve as officers and/or trustees of the Funds.

13. Related Party Information

Employees of the Firm serve as general partners, managing members or officers in sixteen investment management partnerships in which the Firm has limited partnership interests. These partnerships have assets under management totaling $514 million. In addition, the Firm is a general partner in nineteen investment partnerships and the trustee in two liquidating trusts in which the Firm has ownership interests. These partnerships have a total of $1.1 billion of assets under management. At December 31, 2004 approximately $2,301,000 was receivable from these entities and is included in advisory fees receivable on the consolidated statement of financial condition.

The Firm has a service agreement with RUSA, whereby RUSA will charge the Firm for various clerical, professional and administrative services that it provides. These expenses are allocated to the Firm based on agreed upon allocation methodologies.

The Firm manages approximately $26 million in assets for Robeco Bank Holding B.V., a Dutch based bank owned by Robeco.

During the first quarter of 2004 the Firm loaned securities to Rabobank London, a branch office of Rabobank International.

The Firm is the Collateral Manager of Robeco CDO II Limited and Robeco CDO II (Delaware Corporation (the "Issuers"). The Issuers have used approximately $424 million of Notes of various classes which are collateralized by Collateral Debt Obligations.

The Firm, as a member of WPG VC Fund Adviser, L.L.C. ("WPG VC"), the advisor and general partner to several investment partnerships, has committed to repay certain distributions previously paid to other Members of WPG VC in the amount of $7,395,000 if and when required under the Amended and Restated Operating Agreement. This amount has been recorded in other liabilities and accrued expenses in the consolidated statement of financial condition.

14. Subsequent Event

On January 14, 2005 with the approval of the New York Stock Exchange, RUSA contributed $12,500,000 of additional member's capital to the Firm.